UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

22 October 2026

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☐ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BHP Group Limited

Exchange release

22 October 2026

BHP Annual General Meeting 2026 addresses

BHP’s Annual General Meeting of BHP Group Limited will be held in Sydney, Australia today.

The CEO and Chair addresses that will be delivered at the meeting are attached.

Authorised for release by Stefanie Wilkinson, Group General Counsel and Group Company Secretary.

BHP Group Limited ABN 49 004 028 077

Contacts

Media media.relations@bhp.com	Investor Relations investor.relations@bhp.com

Australia and Asia Gabrielle Notley +61 411 071 715	Australia and Asia John-Paul Santamaria +61 499 006 018

Europe, Middle East and Africa Sinead Keller +44 7816 826 169	Europe, Middle East and Africa Adam Sanderson +44 7884 735 515

Americas Renata Fernandez +56 9 8229 5357	Americas Li Hua +1 647 828 9830

BHP Group Limited

ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Level 18, 171 Collins Street

Melbourne

Victoria 3000 Australia

Tel: +61 1300 55 4757 Fax: +61 3 9609 3015

BHP Group is headquartered in Australia

bhp.com

BHP Group Limited ABN 49 004 028 077

BHP Group Limited AGM

22 October 2026

Ross McEwan, Chair

Ladies and gentlemen, it is a pleasure to be here in Sydney.

And of course in New South Wales, where the BHP story began more than 140 years ago, about 900km from here.

I have to say, I am still amazed by the history of this company.

It’s an incredible story of perseverance, reinvention and growth that started with a single discovery.

I’m actually heading to Broken Hill soon and I can’t wait to see it for myself.

Today’s AGM is an important opportunity to hear from you, answer your questions and talk openly about the business.

We’ll discuss our performance, the opportunities we see ahead and our plans to make the most of them.

Welcome also to shareholders joining us online from around Australia and around the world.

Thank you for your continued support.

It has been a big year for BHP.

We’ve had a smooth leadership transition.

Another strong year of operational and financial performance.

And we’ve advanced growth projects that will shape the future of the company.

All of that gives the Board confidence in the road ahead.

But before I talk about performance or growth, I want to start with what matters most.

Safety

And that is safety.

Everyone who works for BHP, or alongside BHP, should return home safely at the end of every shift.

In the last few months, two of our colleagues have lost their lives on site. One at BMA’s Peak Downs mine in Queensland, and one at Escondida in Chile.

These are tragedies.

They are tragedies for their family and friends, their workmates, and for their wider communities.

It affects all of us at BHP, including the Board. And so it should.

We are asking hard questions of ourselves and of the business. We owe that to the people affected, and to every person who comes to work across our operations each day.

BHP Group Limited ABN 49 004 028 077

Mining has made tremendous progress on safety over many decades. Terrible events like this remind us that our work is not done.

Our focus remains on eliminating fatalities and serious injuries at BHP altogether.

Let me be very clear - there is nothing more important.

Leadership and governance

This year marked an important transition for BHP.

Mike Henry retired as Chief Executive Officer after more than six years in the role and a long career with the company.

Mike left BHP in excellent shape.

During his time as CEO, the company became simpler and performed better. And it is much better positioned for the future.

On behalf of the Board, I want to thank Mike for his outstanding leadership and contribution.

And now we have Brandon in the driver’s seat.

The Board appointed Brandon Craig following a thorough succession process. He is the right person to lead BHP into its next chapter.

Since taking on the role on 1 July, Brandon has brought his own energy, clear thinking and deep operational experience.

After 27 years with BHP, working at each of our major operations in Australia and The Americas, he knows this company as well as anyone.

He has a strong understanding of our people, our assets and our opportunities.

The Board has great confidence in his leadership.

I would also like to welcome Mark Vassella, who joined the Board on 1 June.

Many of you will know Mark from his leadership of BlueScope Steel. You might not know his first ever job was working for BHP in Newcastle.

Mark brings valuable experience, sound judgement and a deep understanding of Australian industry. We look forward to benefiting from his insights in the years ahead.

Performance and value creation

It was another good year for BHP.

What does that mean for shareholders?

For 2026, the Board approved total dividends equivalent to about $2.40 Australian per share.

That is US$8.7 billion returned to shareholders and represents our highest dividend in four years.

And the record highs in our share price over the last few months show how the market is valuing us.

Our dividend and share price directly benefit our more than 600,000 shareholders, as well as millions more Australians whose superannuation funds invest in BHP.

I hope the shareholders in this room were pleased with these results.

BHP Group Limited ABN 49 004 028 077

For the longer term, our FY2026 dividend also says something important about the company, in the eyes of the Board.

It means the business is strong and performing well. It means we can fund our future plans and reward shareholders at the same time.

It shows our confidence in the future of your company.

Looking ahead

One of the reasons we’re confident is because of the way our business is positioned for the future.

Mining is cyclical – there are peaks and troughs.

What we have is a portfolio that is designed to perform through that cycle.

The world needs growth. It needs new infrastructure, reliable energy, modern technology and food security.

All of those things depend on the resources that BHP produces.

China remains a major centre of industrial activity and commodity demand. They remain a huge customer market for us.

And India is entering what we expect will be a multi-decade period of infrastructure investment, manufacturing growth and economic development.

On top of that, all of the infrastructure and wiring for renewable energy, and Artificial Intelligence.

Taken together, these trends give us confidence that demand for copper, iron ore and steelmaking coal will remain strong for many years to come.

Jansen, our Canadian potash business, is on track to deliver its first production mid next year. A growing population needs more food from the same amount of farm land. Fertilisers, like potash, will be key to improving agricultural productivity.

Competitiveness

We have a range of options to grow across our commodities.

It’s a good problem to have. But it also means we pay a lot of attention to competitiveness.

We must always strive to be better than the competition.

That is why we remain focused on improving productivity, adopting new technologies, developing our people and making our operations safer and more efficient.

Countries around the world are doing the same.

We are global allocators of capital, and as many of you will know, capital will always flow to the projects, companies and countries that can deliver the best returns.

It is why we continue to support policy settings that encourage investment, productivity and economic growth.

Those things matter for BHP, but they matter just as much for Australia’s long-term prosperity and competitiveness.

Make no mistake, Australia must compete for capital if it wants to win – nationally, and in every state.

BHP Group Limited ABN 49 004 028 077

We are seeing other countries move quickly. Canada is a good example.

It has recently announced a Productivity Mega Deduction, which allows businesses to immediately deduct the full cost of eligible capital investments.

For mining, Canada also makes mine development costs fully deductible in the year they are incurred.

That matters. It lowers the tax burden on new investment. It improves returns. And it gives companies greater confidence to commit capital. That in turn creates jobs, incomes, and taxes for the nation.

It is a practical example of government policy being used to encourage productivity and attract investment.

We’ve seen similar examples in other countries where we are investing. Like Argentina and Chile.

Australia should pay close attention to that.

Reducing emissions, building businesses

Another area of competition is action on climate change.

There is a view, by some, that resources companies are moving too slowly.

That is not the BHP I see.

We have been taking practical action for years.

We are cutting greenhouse gas emissions from our own operations, using more renewable power, and backing developing technologies that can lower emissions from mining.

Working with industry partners and equipment producers, we are trialling two 220-tonne class battery electric haul trucks in the Pilbara, with our trial of battery-electric locomotives set to expand in the coming months.

We have an operational decarbonisation target in place for 2030, and we are on track to meet it.

And we will do it without putting BHP’s competitiveness at risk.

But BHP does more than work to reduce its own emissions.

We produce materials the world needs to decarbonise.

Copper and steel are in the wind turbines, electric vehicles, transmission lines and solar panels that will power the future.

Government has a critical role to play.

The wrong policy settings carry real risk: too prescriptive, too rigid, or backing one form of abatement when another may prove better tomorrow.

Let’s avoid tinkering with policy settings that are actually working.

The world wants lower emissions. So do we.

The task is to cut emissions in a way that works — one that delivers real results, protects competitiveness, supports jobs, and keeps creating value for shareholders and nations into the future.

Creating enduring value

BHP Group Limited ABN 49 004 028 077

I was speaking to a group of our partners and stakeholders about that future last night. And about BHP’s history here in New South Wales.

It reinforced to me how important our partnerships are.

Over many decades we have built strong relationships with communities, customers, suppliers, Traditional Owners and governments.

Those relationships are not separate from business performance. They are essential to business performance.

They help create the conditions for long-term success and allow us to build stronger businesses, support stronger communities, and contribute to better futures for the countries where we operate.

This year we increased our spend with Indigenous suppliers to more than US$1 billion, three times what it was just three years ago.

More broadly, BHP’s total economic contribution was more than US$50 billion. More than US$12 billion of that was in taxes, royalties, and other payments to governments.

Successful companies should create value for shareholders, but they should also make a positive contribution to the communities and economies that support their operations.

That has been part of BHP’s story for generations, and it remains an important part of how we create value today.

Closing

Ladies and gentlemen, BHP enters 2027 in a great position with exciting growth opportunities.

We have world-class assets, a strong balance sheet, and a highly capable leadership team.

Perhaps most importantly, we operate in a world that will need more of what BHP produces.

BHP is in strong health with exciting growth plans ahead.

This is good news for the millions of Australians with a stake in the company — direct shareholders, super fund holders, employees, suppliers, and the communities in which we operate.

To all of our shareholders, whether you are here in Sydney or joining us online, thank you for your continued support, your trust and your investment in BHP.

It is now my pleasure to hand over to your Chief Executive Officer, Brandon Craig.

BHP Group Limited ABN 49 004 028 077

Brandon Craig, CEO

Thank you, Ross.

And thank you to all our shareholders joining us here in Sydney and online around the world.

This is my first AGM as Chief Executive Officer, and it is a privilege to stand before you in that capacity.

I have spent more than 25 years with BHP. I have worked across many parts of our business, in different commodities, different countries and different stages of the cycle.

Throughout that time, one thing has remained constant: BHP has always been at its best when we combine great assets with great people and clear priorities.

I take on this role with deep respect for the history of this company and with great optimism for its future.

Before I go any further, I want to add to Ross’ acknowledgement of Mike Henry.

Mike left us a company in excellent shape.

But beyond that, I also want to thank Mike for his generosity and time as I moved into the CEO role. His support has ensured a smooth transition, and I have benefited greatly from his advice and experience.

I am honoured to serve as your Chief Executive, and I look forward to creating value for you in the years ahead.

Safety

My first priority is safety.

As Ross noted, we have lost two colleagues on site in the past few months.

One working for a contracting partner at Peak Downs in the Bowen Basin; and the other a maintenance worker at Escondida.

Both losses are unacceptable.

As leaders, these moments stay with us. They remind us that behind every job, every roster and every shift is a person who expects to return home safely to the people who matter most.

At BHP, we have made progress in improving safety over many years.

But progress alone is not the measure.

The only acceptable number is zero.

I believe mining can be fatality free, and I want BHP to help prove that.

BHP Group Limited ABN 49 004 028 077

That means acting with urgency, learning everything we can from incidents when they occur, and applying those lessons across the whole company and sharing them across the industry. It means continuously improving our standards, systems and critical controls.

And it means moving faster to adopt the technologies that help make work safer.

Importantly, we must achieve the same level of safety performance for every contractor and partner working alongside us as we do for our employees.

When it comes to safety, there can be no distinction.

Nothing we achieve as a company matters more than that.

Strong results built on strong foundations

Turning now to our performance.

In FY2026 BHP delivered strong operational and financial results.

We demonstrated the quality of our assets, the strength of our portfolio and the growing maturity of the BHP Operating System.

Across our business, our teams delivered safely, reliably and with discipline.

We achieved record production at Western Australia Iron Ore, which remained the world’s lowest-cost major iron ore producer for the seventh year running.

Operational performance in our steelmaking coal business continued to improve.

Olympic Dam recorded its highest copper production in more than twenty years.

And at Escondida, record material moved and record concentrator throughput helped support another outstanding year.

As a result, copper contributed more than half of BHP’s earnings for the first time.

Today, BHP is the world’s largest copper producer.

That matters because copper is becoming increasingly important to the modern economy. It is critical for electrification, digital infrastructure, manufacturing and economic development around the world.

And, our strong operational performance translated into strong financial performance.

Underlying EBITDA increased to US$33 billion and underlying attributable profit rose 30% to US$13 billion.

These results are not simply the product of favourable markets. Every one of our major assets achieved its unit cost guidance, despite inflation, higher diesel prices, and global supply disruption.

Results which reflect deliberate choices we have made.

We have simplified our portfolio,

focused on commodities with attractive long-term demand fundamentals, and invested in world-class assets.

BHP Group Limited ABN 49 004 028 077

And we have maintained the discipline to perform through the cycle.

I am very confident in the future of this company, and I have high ambitions for what we can achieve from here.

Winning the next decade

While I am pleased with where BHP stands today, I am even more excited about what comes next.

My focus as Chief Executive is centred on three priorities.

First, strengthening our foundations.

Everything else we do depends on them.

That starts with safety.

It also means building the talent we need to advance our plans – particularly in project delivery, digital and AI. It means delivering on our social value and sustainability commitments. And it means deepening our core relationships.

Over the past few months, I have spent considerable time listening to and meeting with our people, customers, governments, communities, investors and industry partners.

Last month, I visited China and met with a number of our steelmaking customers. The conversations reinforced something I have long believed.

The strongest partnerships are built over decades.

Our customers depend on us to provide reliable supply and high-quality products. We depend on them to help us understand how markets are evolving and where future opportunities will emerge.

The same principle applies to governments, communities and Traditional Owners.

Strong relationships build trust. Trust creates resilience. And together they create opportunities for growth and development.

That is why strengthening these foundations is not separate from business performance. It is an essential part of it.

Second, accelerating performance.

The BHP Operating System has already transformed the way we work.

Over the past several years, it has improved operational stability, productivity and cost performance across our assets.

But I see more opportunity ahead.

The next step is combining the BHP Operating System with technology more deeply.

BHP Group Limited ABN 49 004 028 077

As we combine world-class operating discipline with world-class technology, I believe we can reach new horizons in safety and productivity and increase the velocity of the business.

And third, delivering disciplined, programmatic growth.

We are fortunate to have one of the strongest growth pipelines in our industry.

Jansen is progressing towards first production mid next year and will create a significant new earnings stream for BHP. Importantly, it also diversifies us by commodity and geography, which helps us to perform more consistently in a cyclical industry.

Jansen has taken longer and cost more than we originally planned. That being said, we have tightened our controls, and our immediate priority is the safe, disciplined delivery of its first production.

In copper, we continue to advance an outstanding portfolio of growth options, including projects at Escondida, Copper South Australia and Vicuña.

Company-wide, our current plans are expected to support compound annual production growth of approximately three to four per cent through to 2035, including around five per cent annual growth for copper.

It is essential that this growth is delivered to plan.

That is why we are investing significantly in our project execution capability.

Our commitment is to execute projects safely, on time, on budget and with a clear focus on shareholder value. That is our capital discipline at work.

Our ambition is simple. To win the next decade for BHP.

Why BHP

Let me close with why I believe BHP is uniquely positioned for the future.

We operate in commodities the world needs.

We have a portfolio of world-class assets.

Our existing iron ore business is large, strong and resilient.

Our copper position is world-leading and growing.

And we have a culture that combines operational excellence with disciplined capital allocation.

Our advantage is not any single asset or any single commodity.

It is the combination of our people, our portfolio, and our operating system.

The world will need more copper. It will need iron ore. It will need steelmaking coal.

And it will need potash to help feed a growing population.

As much as this company has achieved over more than 140 years, I believe our best chapters are still ahead of us.

BHP Group Limited ABN 49 004 028 077

I am excited about the future. I am excited about what our people can achieve.

And I am excited about the value we can create together for shareholders and the communities and countries where we operate.

Thank you for your continued support and trust in BHP.

Thank you.

BHP Group Limited ABN 49 004 028 077

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: October 22, 2026	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group General Counsel and Group Company Secretary